UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Share Repurchase

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: April 9th, 2021	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, April 9th, 2021

Messrs.

Comisión Nacional de Valores (CNV)

Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing in accordance with article 2 of Chapter I, Title XII of the Argentine National Securities Commission (“Comisión Nacional de Valores”) Regulations (2013 revised version) regarding the share repurchase plan that was approved by the Board of Directors of Loma Negra Compañía Industrial Argentina S.A. (the “Company”).

In this sense, we inform that during the period from April 5th to April 9th, 2021, the Company purchased its own shares according as follows:

Acquisition date	Amount of Shares	Average Price	Total Amount
April 5, 2021	48,500	ARS 188.34	ARS 9,134,284.60
April 6, 2021	20,000	ARS 193.42	ARS 3,868,399.75
April 7, 2021	47,700	ARS 197.21	ARS 9,406,930.75
April 8, 2021	47,000	ARS 195.04	ARS 9,166,690.80
April 9, 2021	47,000	ARS 189.17	ARS 8,891,207.95

The acquisitions complied with the daily limit for operations in the Argentine market of up to twenty-five percent (25%) of the average daily transaction volume of the Company's shares during the previous 90 (ninety) business days, in accordance with article 66 of Law No. 26,831.

Sincerely,

_____________________________________
Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.